Exhibit 3.2
Amendment to ByLaws

Section 3.2 of the Company’s Bylaws, effective June 12, 2014, to conform the ByLaws to changes in the Company’s Restated Articles of Incorporation approved by the Company’s shareholders, is set forth below.

3.2)   Number of Directors. The number of directors that constitute the whole Board of Directors will be fixed from time to time by resolution of the entire Board of Directors then holding office. The number of directors may be increased or, subject to Minn. Stat. Section 302A.223, decreased at any time by resolution of the entire Board of Directors then holding office, subject to any limitation otherwise specified in these bylaws or in the Company’s Articles of Incorporation, as the same may be from time to time amended. Each of the duly elected directors shall hold office until the annual meeting of shareholders next held after his or her election or re-election to the Board, until his or her successor shall have been duly elected and qualified, or until he or she shall retire, resign, die or be removed. Notwithstanding any other provision of this Article 3, and except as otherwise provided by law, whenever the holders of any one or more class or series of common or preferred stock shall have the right, voting separately as a class or series, to elect one or more directors of this corporation, the term of office, the filling of vacancies and other features of such directorships shall be governed by the terms of the Articles of Incorporation applicable thereto and such directors so elected shall not be classified pursuant to this Article 3 unless expressly provided by such terms.